VIA EDGAR
April 18, 2007
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	The Gabelli Healthcare & WellnessRx Trust
Registration Statement on Form N-14
(File Nos. 333-140966)

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date for the Registrant’s Registration Statement on Form N-14 referenced above be accelerated so that it will become effective at 5:00 p.m. eastern time on April 19, 2007 or as soon as practicable thereafter.
Very truly yours,

By:	/s/ Agnes Mullady

Name: Agnes Mullady
Title: President